SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997, OR
\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Pharmaceuticals Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA





                  PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN


                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                         DECEMBER 31, 1997 AND 1996 AND
                          INDEPENDENT AUDITORS' REPORT




PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

TABLE OF CONTENTS
----------------------------------------------------------------------------


                                                                 Page

INDEPENDENT AUDITORS' REPORT                                       1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
   December 31, 1997 and 1996                                      2

  Statement of Changes in Net Assets Available for Benefits
   for the Years Ended December 31, 1997 and 1996                  3

  Notes to Financial Statements for the Years Ended
   December 31, 1997 and 1996                                      4

SUPPLEMENTAL SCHEDULES OMITTED:

  The following supplemental schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

  Reportable Transactions For The Year Ended December 31, 1997

  Assets Held for Investment Purposes

  Assets Acquired and Disposed of Within the Plan Year

  Party-In-Interest Transaction

  Obligations in Default

  Leases in Default




DELOITTE &
  TOUCHE LLP
------------             ------------------------------------------------------
                         250 East Fifth Street        Telephone: (513) 784-7100
                         P.O. Box 5340
                         Cincinnati, Ohio 45201-5340



INDEPENDENT AUDITORS' REPORT


To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble Pharmaceuticals Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.



/S/DELOITTE & TOUCHE LLP
--------------------------
Deloitte & Touche LLP
May 8, 1998


-----------------
Deloitte Touche
Tohmatsu
International
-----------------




PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------
                                                     1997           1996

INVESTMENTS, At fair value:
 Investment in The Procter & Gamble Master
  Savings Trust                                   $55,439,698    $47,310,877
                                                  -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $55,439,698    $47,310,877
                                                  ===========    ===========

See notes to financial statements.




PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------
                                                     1997           1996

ADDITIONS:
 Investment income:
  Equity in net earnings of The Procter &
   Gamble Master Savings Trust                    $10,685,751   $ 6,786,952
Transfer from an unaffiliated plan                      1,831        65,486
                                                  -----------   -----------
     Total additions                               10,687,582     6,852,438

DEDUCTIONS - Distributions to participants
  and other                                         2,558,761     3,751,462
                                                  -----------   -----------

NET INCREASE                                        8,128,821     3,100,976

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                 47,310,877    44,209,901
                                                  -----------   -----------

 End of year                                      $55,439,698   $47,310,877
                                                  ===========   ===========

See notes to financial statements.




PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------


1.       INFORMATION REGARDING THE PLAN

         The following brief description of the Procter & Gamble Pharmaceuticals Savings Plan (the "Plan") is provided for general information only and reference should be made to the Plan agreement for more complete information.

         GENERAL - The Norwich Eaton Employee Savings Plan, began on August 1, 1982 and was modified effective July 1, 1985 to meet the requirements under Internal Revenue Code Section 401(k). Norwich Eaton is a wholly-owned subsidiary of The Procter & Gamble Company ("Company"). During 1986, the assets and liabilities of the Norwich Eaton Employee Savings Plan were transferred to create three plans, one for salaried employees, one for hourly employees and one for Norwich Eaton's Greenville location employees. Effective July 1, 1987, the Greenville plan was terminated in connection with a corporate reorganization. Effective June 30, 1994, the hourly plan was merged into the salary plan which created the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         CONTRIBUTIONS AND VESTING - In connection with the cessation of contributions to the Plan effective July 1, 1991, all participants became fully vested and no new participants were allowed in the Plan after that date. Plan participants became eligible to participate in The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan effective July 1, 1991.

         DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock or in installment payments over a period not to exceed 120 months. Retired or terminated employees shall commence benefit payments upon attainment of age 70 1/2.

         WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

         PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

         ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of three members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee, who is also appointed by the Board of Directors of the Company.

         TRANSFER FROM UNAFFILIATED PLAN - Amounts represent account balances of Company employees transferred from unaffiliated Company plans.

         PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant's account. Participants may allocate their account in one or all of the following investment options offered by the Plan (Note 4):

                  RESERVE FUND - A fund investing in short to medium length maturity, interest-bearing instruments.

                  COMPANY STOCK FUND - A fund investing in shares of The Procter & Gamble Company common stock.

                  MANAGED BOND FUND - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

                  LARGE COMPANY FUND - A fund investing in equity securities of approximately 300 domestic, large company stocks.

                  DIVERSIFIED FUND - A fund investing in a balanced portfolio consisting of both equity and fixed securities.

                  SMALL COMPANY FUND - A fund investing in a portfolio of equity securities issued by small companies.

                  INTERNATIONAL EQUITY FUND - A fund investing in a diversified portfolio of equity securities of foreign corporations.



The activity and balances in the funds are summarized as follows for the years ended December 31, 1997 and 1996:
                                       LARGE                      MANAGED      INTERNATIONAL  SMALL        COMPANY
                         RESERVE       COMPANY       DIVERSIFIED  BOND         EQUITY         COMPANY      STOCK
                         FUND          FUND          FUND         FUND         FUND           FUND         FUND         TOTAL

Net assets available
 for benefits,
 December 31, 1995       $13,524,996   $20,091,766   $7,644,210   $2,948,929                                            $44,209,901

Equity in net earnings
 of The Procter &
 Gamble Master
 Savings Trust               636,921     4,847,674    1,051,851      136,427   $ 11,228       $   60,895   $   41,956     6,786,952
Transfer from an
 unaffiliated plan            65,486                                                                                         65,486
Distributions to
 participants             (1,622,886)   (1,173,440)    (616,309)    (338,827)                                            (3,751,462)
Interfund transfers       (1,936,656)     (350,634)    (248,664)    (467,116)   496,571          881,646    1,624,853
                         -----------   -----------   ----------   ----------   --------       ----------   ----------   -----------

Net assets available
 for benefits,
 December 31, 1996        10,667,861    23,415,366    7,831,088    2,279,413    507,799          942,541    1,666,809    47,310,877

Equity in net earnings
 of The Procter &
 Gamble Master
 Savings Trust               500,220     7,007,716    1,397,269      193,640      4,669          246,416    1,335,821    10,685,751
Transfer from an
 unaffiliated plan               879           623          201          128                                                  1,831
Distributions to
 participants and other     (742,408)   (1,385,209)    (219,178)    (167,457)    (1,554)          (2,875)     (40,080)   (2,558,761)
Interfund transfers       (1,077,297)   (1,093,658)    (259,403)    (216,700)   175,220          497,138    1,974,700
                         -----------   -----------   ----------   ----------   --------       ----------   ----------   -----------

Net assets available
 for benefits,
 December 31, 1997       $ 9,349,255   $27,944,838   $8,749,977   $2,089,024   $686,134       $1,683,220   $4,937,250   $55,439,698
                         ===========   ===========   ==========   ==========   ========       ==========   ==========   ===========




2.       SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

         BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds are valued by the fund manager, J.P. Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in the Procter & Gamble Master Savings Trust (Master Trust) and each participant's account by PNC Bank, Ohio, N.A. (PNC Bank), the trustee of the Plan.

         EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by the Company.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated August 22, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC as of December 31, 1997 and 1996.

4.       INTEREST IN MASTER TRUST

         Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with the Trustee.

         Use of a master trust permits the commingling of investments that fund various Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each Plan's or participant's proportionate interest in the Master Trust.

         The following represents the 1997 and 1996 audited financial information regarding the net assets and investment income of the Master Trust:




Assets of the Master Trust at December 31, 1997 are summarized as follows:
                                         LARGE        SMALL       INTERNATIONAL                            MANAGED
                            COMPANY      COMPANY      COMPANY     EQUITY         RESERVE      DIVERSIFIED   BOND
                            STOCK FUND   FUND         FUND        FUND           FUND           FUND        FUND       TOTAL

Investments, at fair value  $75,945,362  $60,121,937  $4,728,540  $2,629,430     $28,051,469  $33,669,298  $5,858,170  $211,004,206
Accrued interest and
 dividends                        6,317          141          22          16             380          101          26         7,003
                            -----------  -----------  ----------  ----------     -----------  -----------  ----------   ------------

Total                       $75,951,679  $60,122,078  $4,728,562  $2,629,446     $28,051,849  $33,669,399  $5,858,196  $211,011,209
                            ===========  ===========  ==========  ==========     ===========  ===========  ==========  ============

Plan's investment in
 Master Trust               $ 4,991,143  $27,924,111  $1,780,948  $  669,762     $ 9,323,392  $ 8,683,447  $2,066,895  $ 55,439,698
                            ===========  ===========  ==========  ==========     ===========  ===========  ==========  ============

Plan's percentage
 ownership interest
 in Master Trust                     7%          46%         38%         25%             33%          26%         35%           26%
                            ===========  ===========  ==========  ===========    ===========  ===========  ==========  ============




Investments, at fair value, held by the Master Trust at December 31, 1997 are summarized as follows:

                                       LARGE        SMALL       INTERNATIONAL                            MANAGED
                          COMPANY      COMPANY      COMPANY     EQUITY         RESERVE      DIVERSIFIED  BOND
                          STOCK FUND   FUND         FUND        FUND           FUND         FUND         FUND        TOTAL

The Procter & Gamble
 Company common stock     $74,844,561                                                                                $ 74,844,561
Mutual funds                           $60,121,830  $4,728,479  $2,629,377     $27,988,957  $33,669,235  $5,858,117   134,995,995
Short-term investments      1,100,801          107          61          53          62,512           63          53     1,163,650
                          -----------  -----------  ----------  ----------     -----------  -----------  ----------  ------------

Total investments
  at fair value           $75,945,362  $60,121,937  $4,728,540  $2,629,430     $28,051,469  $33,669,298  $5,858,170  $211,004,206
                          ===========  ===========  ==========  ==========     ===========  ===========  ==========  ============




Investment income from the Master Trust for the year ended December 31, 1997 is summarized as follows:

                                        LARGE        SMALL     INTERNATIONAL                           MANAGED
                           COMPANY      COMPANY      COMPANY   EQUITY         RESERVE     DIVERSIFIED  BOND
                           STOCK FUND   FUND         FUND      FUND           FUND        FUND         FUND      TOTAL

Net appreciation in fair
 value of investments      $22,915,525  $15,017,239  $817,130  $52,370        $1,468,561  $5,581,761   $520,449  $46,373,035
Dividends                      836,156                                                                               836,156
Interest                        56,289                                             3,197                              59,486
                           -----------  -----------  --------  -------        ----------  ----------   --------  -----------

Total                      $23,807,970  $15,017,239  $817,130  $52,370        $1,471,758  $5,581,761   $520,449  $47,268,677
                           ===========  ===========  ========  =======        ==========  ==========   ========  ===========

Plan's equity in net
 earnings of Master Trust  $ 1,335,821  $ 7,007,716  $246,416  $ 4,669        $  500,220  $1,397,269   $193,640  $10,685,751
                           ===========  ===========  ========  =======        ==========  ==========   ========  ===========




Assets of the Master Trust at December 31, 1996 are summarized as follows:

                 COLLECTIVE               LARGE        SMALL       INTERNATIONAL                            MANAGED
                 INCOME      COMPANY      COMPANY      COMPANY     EQUITY         RESERVE      DIVERSIFIED  BOND
                 FUND        STOCK FUND   FUND         FUND        FUND           FUND         FUND         FUND        TOTAL

Investments,
 at fair value   $   -       $44,722,820  $48,644,442  $2,637,484  $1,863,770     $32,149,667  $32,299,750  $5,790,354  $168,108,287
Accrued
 interest and
 dividends       $   -             6,336          263          51          35             382          152          23         7,242
                 ----------  -----------  -----------  ----------  -----------    -----------  -----------  ----------  ------------

Total            $   -       $44,729,156  $48,644,705  $2,637,535  $1,863,805     $32,150,049  $32,299,902  $5,790,377  $168,115,529
                 ==========  ===========  ===========  ==========  ==========     ===========  ===========  ==========  ============

Plan's
 investment
 in Master
 Trust           $   -       $ 1,602,237  $23,423,686  $  889,496  $  486,516     $10,630,861  $ 7,851,035  $2,427,046  $ 47,310,877
                 ==========  ===========  ===========  ==========  ==========     ===========  ===========  ==========  ============

Plan's
 percentage
 ownership
 interest
 in Master
 Trust               -                4%          48%        34%          26%             33%          24%         42%           28%
                 ==========  ===========  ===========  =========   ==========     ===========  ===========  ==========  ============




Investments, at fair value, held by the Master Trust at December 31, 1996 are summarized as follows:

                 COLLECTIVE               LARGE        SMALL       INTERNATIONAL                            MANAGED
                 INCOME      COMPANY      COMPANY      COMPANY     EQUITY         RESERVE      DIVERSIFIED  BOND
                 FUND        STOCK FUND   FUND         FUND        FUND           FUND         FUND         FUND        TOTAL
The Procter &
 Gamble Company
 common stock    $           $43,559,282                                                                                $ 43,559,282
Mutual Funds                              $48,644,294  $2,637,437  $1,863,743     $32,085,388  $32,299,639  $5,790,250   123,320,751
Short-term
 investments                   1,163,538          148          47          27          64,279          111         104     1,228,254
                 ----------  -----------  -----------  ----------  ----------     -----------  -----------  ----------  ------------

Total            $    -      $44,722,820  $48,644,442  $2,637,484  $1,863,770     $32,149,667  $32,299,750  $5,790,354  $168,108,287
                 ==========  ===========  ===========  ==========  ==========     ===========  ===========  ==========  ============




Investment income from the Master Trust for the year ended December 31, 1996 is summarized as follows:

                      COLLECTIVE               LARGE       SMALL     INTERNATIONAL                           MANAGED
                      INCOME      COMPANY      COMPANY     COMPANY   EQUITY         RESERVE     DIVERSIFIED  BOND
                      FUND        STOCK FUND   FUND        FUND      FUND           FUND        FUND         FUND       TOTAL
Net appreciation
 in fair value
 of investments       $50,196     $ 9,402,213  $9,601,531  $170,571  $36,190        $1,717,880  $4,251,429   $316,106   $25,546,116
Dividends                             695,063                                                                               695,063
Interest                              179,397                                            9,911                              189,308
                      -------     -----------  ----------  --------  --------       ----------  ----------   --------   -----------

Total                 $50,196     $10,276,673  $9,601,531  $170,571  $36,190        $1,727,791  $4,251,429   $316,106   $26,430,487
                      =======     ===========  ==========  ========  =======        ==========  ==========   ========   ===========

Plan's equity in net
 earnings of Master
 Trust                $    -      $    41,956  $4,847,674  $ 60,895  $11,228        $  636,921  $1,051,851   $136,427   $ 6,786,952
                      =======     ===========  ==========  ========  =======        ==========  ==========   ========   ===========




5.       DISTRIBUTIONS PAYABLE

         Distributions payable to participants as of December 31, 1997 and 1996 are approximately $128,000 and $296,000, respectively.

                                   * * * * * *




PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                    Procter & Gamble Pharmaceuticals
                                    Savings Plan







                                    /s/JOSEPH R. LAWHEAD
Date:  June 25, 1998                ---------------------------------------
                                    Joseph R. Lawhead
                                    Member, Benefits Committee








                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche